

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Thomas L. Mitchell
Chief Financial Officer
Midstates Petroleum Company, Inc.
4400 Post Oak Parkway, Suite 1900
Houston, Texas 77027

> **Re:** **Midstates Petroleum Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 14, 2011**
> **File No. 333-177966**

Dear Mr. Mitchell:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments.

2. If a numbered comment in this letter raises more than one question or lists various items in bullet points, ensure that you fully respond to each question and bullet point. Make

sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3.   In the amended registration statement, please fill in all blanks other than the information that Rule 430A permits you to omit. For example, we note your disclosure under "Executive Compensation" and "Principal and Selling Stocholders." Please supply the omitted information in your next amendment.

4.   Prior to submitting a request for accelerated effectiveness of the registration statement, ensure that we have received a letter or call from the Financial Industry Regulatory Authority (FINRA) which confirms that it (a) has finished its review and (b) has no additional concerns with respect to the underwriting arrangements. Please provide us with a copy of that letter, or ensure that FINRA calls us for that purpose.

5.   Please advise us, and update your disclosure as applicable, regarding the status of your application to list your common stock on the New York Stock Exchange. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this.

6.   In each case where you reference other sections of your prospectus, please provide relevant page numbers.

7.   Please provide relevant updates with each amendment. For example, we note your reference at page 1 relating to your intention to drill your first horizontal well by the end of 2011. As another example, we note your statement at page 94 that prior to the offering, your board will revise your executive compensation programs and policies.

8.   We note that you have not provided most of your exhibits. Please submit all material exhibits in a timely manner, including, without limitation, the legality opinion and lock-up agreements, in order to facilitate our review of your filing. We may have further comment upon our review.

9.   You do not yet provide a range for the potential offering price per share. Because other, related disclosure likely will be derived from the midpoint of the range, we remind you to provide the range once it becomes available so that you will have time to respond to any resulting staff comments.

Prospectus Summary, page 1

10.   We note that you use the term "spud" on page 2. Please add this term to your Glossary of Oil and Natural Gas Terms beginning on page A-1.

11.   Please revise your disclosure to describe further how your assets are "easily identifiable," referenced in the first bullet at page 3.

12.   Similarly, please revise to describe further what is meant by "relatively inexpensive," referenced in the second bullet at page 3.

13.   We note your disclosure under "—Corporate Sponsorship and Structure" on page 6. Please expand your disclosure to provide a more detailed description of your corporate history, including that of your predecessor; clarify the basis for statements elsewhere in your filing that you were founded in 1993 and have had operations since then.

14.   Please revise your summary discussion of risk factors on page 6 to indicate that your auditors have identified internal control deficiencies that constitute material weaknesses in your internal control over financial reporting, as described in your risk factor on pages 32 to 33.

15.   Please provide us with the petroleum engineering reports you used as the basis for your September 30, 2011 proved reserve disclosures. The report should include:

-   One-line recaps in spread sheet format for each property sorted by field within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties;

-   Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

-   Individual income forecasts for all the wells/locations in the proved developed and proved undeveloped categories; and

-   Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations, analogy well performance) for each of the three largest wells/locations in the proved developed and prove undeveloped categories (six entities in all) as well as the AFE for each of the three PUD properties. Please ensure that the decline parameters, EURs and cumulative production figures are presented on the rate/time plots.

You may provide us that information on electronic media such as flash drive or compact disk.

If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return supplemental information as long as certain express conditions are met.   Please direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: Ronald M. Winfrey

Summary Historical Consolidated Financial Data, page 11

16. Please label the columns for the nine months ended September 30, 2010 as unaudited where applicable.

Risk Factors, page 16

General

17. Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow "although," "while" or "however." Similarly, state the risks plainly and directly, eliminating "no assurance" and "cannot assure" type language. For example, and without limitation, we note your disclosure at page 32 in the second paragraph under "—In connection with audits and reviews of our financial statements…."

Our business depends on transportation by truck…, page 21

18. We note your disclosure that you have "some control over the transportation of [y]our product, [but that] material changes in these business relationships could materially affect [y]our operations." Please revise your disclosure, where appropriate, to describe how you exert the "control" referenced above. Also, please clarify whether these arrangements are memorialized in writing and, if so, please file the related agreements or tell us why you are not required to do so.

Use of Proceeds, page 38

19. Once you know the expected size of the offering, and no later than when you provide the price range for the offering, you will need to provide the estimated amounts you intend to allocate to each of the identified uses. Please provide necessary detail for each use. In addition, please present the information in tabular form to facilitate clarity.

20. We note that you intend to use the proceeds received from the offering to repay borrowings under your credit facility. Please revise to disclose whether, upon repayment of the credit facility, you have any plans to immediately draw down on the credit facility,

and if so, for what purposes. In this regard, we note your disclosure elsewhere that your 2012 capital expenditures budget includes borrowings from your credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 43

Overview, page 43

21.   Please expand the "Overview" section to provide an introductory understanding of the challenges and risks of which management is aware and to discuss any actions being taken to address the same. For example, please expand your disclosure in the paragraph beginning "Our revenue, profitability and future growth rate depend…." For a more detailed discussion of what is expected in both this subheading and the "Management Discussion and Analysis" section in general, please refer to *Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, SEC Release No. 33-8350 at *http://www.sec.gov/rules/interp/33-8350.htm*.

22.   Similarly, please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. See the *Interpretation* referenced above and Item 303 of Regulation S-K.

Sources of Our Revenues, page 44

23.   In the table reflecting the prices you have received per unit of volume, please include the "Oil, with realized derivatives" directly under the amounts shown for "Oil, without realized derivatives."

Other revenue, page 45

24.   We note you recognize revenue from "the recovery of administrative overhead, gas compression charges, saltwater disposal fees and other miscellaneous items from third parties for their share of costs on company owned assets." Please confirm, if true, that the revenue items you describe here do not include the other services specifically excluded from income recognition by the full cost method, or otherwise advise. Refer to Rule 4-10(c)(6)(iv) of Regulation S-X.

Our Expenses, page 45

Lease operating expenses, page 45

25.   We note that ad valorem taxes are included as a component of your lease operating expenses. Please tell us whether your disclosure of lease operating expense per Boe of production per page 73 of your filing includes ad valorem taxes.

Results of Operations, page 47

26.   Please revise your disclosure for each period presented to provide additional detail separately quantifying the effect of each causal factor that you cite for material changes in each of your financial statement line items. For example, your analysis of oil, natural gas and natural gas liquids revenues for each period presented makes reference to the change in average daily production sold and average oil sales prices, but does not quantify the impact of each of these items on your financial statements. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835.

Compensation Discussion and Analysis, page 92

Setting Executive Compensation, page 93

27.   Please revise your disclosure to identify the "companies with which [you] compete" and describe the bases on which you or PM&P, as the case may be, chose such companies.

28.   Please provide your analysis as to whether the details of the incentive units awarded to management should be disclosed as a form of executive compensation.

Bonuses, page 95

29.   We note your disclosure relating to the individual performance of each of your named executive officers and your overall performance as metrics used to determine the cash bonus awards. Please revise your disclosure to describe, for each named executive officer, the individual performance taken into account by the board with respect to determining the amount of such officer's bonus. Please disclose for each named executive officer the material contributions that were taken into account with respect to the cash bonus. Similarly, please further describe the components of your overall performance and clarify how such components differ from the Key Performance Indicators. Your revised disclosure should include specific target levels.

Certain Relationships and Related Party Transactions, page 105

30.   Please expand your disclosure to discuss investments made by management. In this
        regard, we note your disclosure at page 55 relating to cash "provided by … members of
        management" and at page 96 relating to each Named Executive Officer's "significant
        investment in us at fair market value."

Interim Financial Statements

Consolidated Balance Sheets, page F-3

31.   We note your disclosure on pages 39 and 106 indicating that members' equity will be
        exchanged for common stock of Midstates Petroleum Company, Inc. simultaneously with
        the closing of the offering. Since you will no longer be a limited liability company upon
        the closing of this offering, please provide pro forma disclosure on the face of your
        consolidated balance sheets to reflect the reclassification of undistributed earnings or
        losses to paid-in capital, if applicable or otherwise advise. This presentation assumes a
        constructive distribution to the owners followed by a contribution to the capital of the
        corporate entity.

Consolidated Statements of Operations, page F-4

32.   We note from your disclosure on page F-10 that Midstates Petroleum Holdings LLC has
        been treated as a partnership for tax purposes, and therefore no recognition has been
        given to federal or state income taxes in the consolidated financial statements. Since you
        will no longer be tax exempt upon the closing of the offering, please provide pro forma
        tax and earnings (loss) per share data on the face of your consolidated statements of
        operations for all periods.

Consolidated Statements of Cash Flows, page F-6

33.   Please clarify for us why the "Members' equity contribution" during the nine months
        ended September 30, 2010 of $18,399 is not similarly reflected in the consolidated
        statement of members' equity on page F-5 as "Members' Contribution."

Notes to Consolidated Financial Statements

Note 5. Asset Retirement Obligations, page F-16

34.   We note the change in estimate to your asset retirement obligations in the amount of $3.2
        million during the nine month period ended September 30, 2011. Considering the
        significance of this change in estimate compared to your asset retirement obligation
        liability at December 31, 2010, please tell us and disclose the specific factors that resulted

in this change. Please quantify the change in estimate attributable to each factor identified in your response. Refer to FASB ASC 410-20-35-8.

Note 11. Supplemental Oil and Gas Disclosures – unaudited, page F-21

Estimated Quantities of Proved Oil and Natural Gas Reserves, page F-21

35.   We note that you recorded adjustments for extensions, discoveries, and other additions totaling 10,740 MBoe during the fiscal year ended December 31, 2010 and 10,824 MBoe during the nine month period ended September 30, 2011. We note further that you recorded adjustments for revisions of previous estimates totaling (2,346) MBoe during the fiscal year ended December 31, 2010 and (1,558) MBoe during the nine month period ended September 30, 2011. We also note your disclosure per page F-24 showing these changes by the primary operating areas identified in your filing. Please provide additional disclosure explaining the causal factors underlying these changes pursuant to FASB ASC 932-235-50-5.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Natural Gas Reserves, page F-25

36.   Please provide us with supplemental information supporting your estimate of future development costs to be expended in relation to your proved reserves as of September 30, 2011. As part of your response, please tell us how much of your capital expenditure budget for the fiscal year ended December 31, 2012 is designated for the development of your proved properties.

37.   Please revise your disclosure within footnote (1) to disclose the amount of future income tax expense that would have been included for the periods presented if you were not a tax exempt entity. You should provide such disclosure as you will no longer be a tax exempt entity upon the completion of your offering. You should also refer to this disclosure regarding the impact of future income taxes when discussing your standardized measure in any other places in your document.

Annual Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-32

Unevaluated Property, page F-34

38.   With respect to costs not subject to amortization, please provide a description of the current status of the significant properties or projects involved, including the anticipated

timing of the inclusion of the costs in the amortization computation, and the table contemplated by Rule 4-10(c)(7)(ii) of Regulation S-X.

Impairment of Oil and Gas Properties/Ceiling Test, page F-34

39.   We note your accounting policy is to perform a ceiling test "at least annually." Please revise your disclosure to indicate that your ceiling test is performed on at least a quarterly basis, as contemplated by Rule 4-10(c)(4)(i)(A) of Regulation S-X. In this regard, the test should be performed as of the date of the latest balance sheet presented.

40.   We note your accounting policy disclosure indicating that the "ceiling limitation is the present value of the estimated after-tax future net cash flows from proved oil and gas reserves, excluding future cash outflows associated with settling asset retirement obligations accrued on the balance sheet." Please expand your disclosure to explain how this policy takes into consideration the calculations identified in items (B) and (C) in Rule 4-10(c)(4)(i) of Regulation S-X.

Note 7. Members' Equity, page F-43

Common and Preferred Units, page F-43

41.   Please disclose the changes in the number of shares of common and preferred units during at least the most recent annual fiscal period and any subsequent interim period presented as contemplated by FASB ASC 505-10-50-2.

Share-Based Compensation, page F-44

42.   We note that you report changes in the fair value of your liability awards as share-based compensation expense within "General and administrative expense." Please disclose, if true, that the expense related to these share-based payment arrangements is reported in the same line item or line items as cash compensation paid to the same employees. Refer to SAB Topic 14F for further guidance.

Note 11. Restatement, page F-47

43.   We note that you have provided disclosure regarding certain items for which your financial statements for the fiscal years ended December 31, 2010 and 2009 were restated. Please tell us how you considered providing disclosure regarding the correction of an error in previously issued financial statements per FASB ASC 250-10-50.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer O'Brien at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters or Ronald Winfrey at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Norman von Holtzendorff at (202) 551-3237 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
        Matthew R. Pacey
        Vinson & Elkins L.L.P.